EXHIBIT 99.1

Just Energy to Announce Third Quarter Fiscal 2018 Results

TORONTO, Jan. 25, 2018 (GLOBE NEWSWIRE) -- Just Energy Group, Inc. (TSX:JE) (NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced that it will release operating results for third quarter fiscal 2018 after market close on February 7th, 2018. The Company will host a conference call and live webcast to review the fiscal third quarter results beginning at 10:00 a.m. Eastern Standard Time on February 8th, 2018 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.

Just Energy Conference Call and Webcast

  Thursday, February 8th, 2018
  10:00 a.m. EST

Those who wish to participate in the conference call may do so by dialing 1-877-300-9306 and ask to be joined into the Just Energy call. The call will also be webcast live over the internet at the following link:

https://www.webcaster4.com/Webcast/Page/1731/24344

An audio tape rebroadcast will be available starting one hour after the conference and will be available until February 15th, 2018. To access the rebroadcast please dial 1-877-344-7529 and use replay access code 10116461. The webcast will also be archived on the JE investor relations website for one year.

About Just Energy Group Inc.
Established in 1997, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-461-1101
michael.cummings@alpha-ir.com